February 7, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Asia Training Institute US, Inc.

Form 10-K/A

Filed: December 14, 2017

File No. 333-210847

To the men and women of the SEC:

On behalf of Asia Training Institute US, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 2, 2018 addressed to Mr. Chun-Han Lin,, the Company’s CEO, with respect to the Company’s filing of its Form 10-K/A on December 14, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10-K/A filed December 14, 2017

1. We note that the Form 10-K/A and certifications are dated March 31, 2017. Please file a new Form 10-K/A and certifications that are currently dated.

COMPANY RESPONSE

We have included the currently dated items herein.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financing Reporting, page 11

2. We note your response to comment two, but also note that the revision was not made in the 10-K/A filed on December 14, 2017. As previously requested, in future filings please identify which version of the COSO framework (1992 or 2013) management used in performing its assessment of internal control over financial reporting.

COMPANY RESPONSE

On page 11 we have indicated management of the Company used the 2013 COSO framework to assess internal control over financial reporting.

Date: February 7, 2018

/s/ Chun-Han Lin

Chun-Han Lin,

CEO